Filed by chinadotcom corporation

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: chinadotcom corporation

Commission File No.: 000-30134

On October 23, 2003, chinadotcom issued the following press release:

CDC Software Acquires Leading European BI Software Application

Purchase of Executive Suite broadens CDC Software’s IP ownership and strengthens its Business Intelligence software offering

HONG KONG October 23, 2003 CDC Software, a wholly-owned software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], today announced the acquisition of “Executive Suite”, a leading financial performance management and Business Intelligence (“BI”) application based on Microsoft technology, from European software company CIP-Global ApS. Following CDC Software’s recent announcements regarding the acquisition of two leading international software companies, the acquisition of Executive Suite is part of the initiative to enhance its software strategy by further broadening CDC Software’s IP ownership and enhancing its product offering to its customers worldwide.

Executive Suite is a fully integrated financial management application delivering budgeting, planning, forecasting, consolidation, reporting and analysis to a broad spectrum of customers. In May 2003, “Executive Suite” qualified as a Gold Certified Analytical Application Partner and a member of the Microsoft Data Warehousing Alliance, which is an exclusive group of organizations whose data warehousing and business intelligence solutions meet rigorous requirements in quality and design as set by Microsoft. Executive Suite users include Scandlines, Sydbank, Storck, SBS Services, Ramboll, Arovit, Wates Group and Guildford Borough Council.

Simon Piff, Microsoft’s Asia Pacific Regional Solutions Manager for the Enterprise Server Marketing Group, focusing on database solutions, commented that“the acquisition by CDC Software of Executive Suite is very positive news for the business intelligence markets in the Asia-Pacific region. This combination of a proven software tool built on the Microsoft platform, and CDC Software’s strong knowledge of the local business environments across the region should certainly help customers rapidly realise the value inherent in business intelligence solutions. Microsoft has been working with the CDC Software team across the region for some time now and we are very pleased to witness this demonstration of CDC Software’s continuing commitment to the Asia-Pacific business intelligence markets. As the business intelligence platform leader globally, Microsoft is very supportive of this news.”

Steve Collins, Managing Director of CDC Software, commented: “We are pleased to see our software strategy being well implemented through these strategic acquisitions in the mission-critical software solutions sectors. While the roll-out of the Executive Suite product is still in its early stages, it is complementary to our ERP, SCM and Human Resources and Payroll (“HRP”) product offerings, allowing us to focus on high margin and recurrent revenue streams, and is supported by Microsoft internationally.”

“The acquisition of Executive Suite, in combination with the software products of recently acquired IMI and the pending acquisition of Ross Systems, enables CDC Software to achieve a scale for distribution of our products and cross selling opportunities to our combined customer base of over 1,500 enterprises worldwide,” added Steve Collins.

CDC Software is the master distributor of Executive Suite in Asia and has launched Executive Suite in Asian markets including China, Singapore and Australia.

About CDC Software

CDC Software, a wholly owned subsidiary of chinadotcom corporation (NASDAQ: CHINA), is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel :        (852) 2961 2750

Fax :        (852) 2571 0410

e-mail :    jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel :        1 (212) 661 2160

Fax :        1 (973) 591 9976

e-mail :    craig.celek@us.china.com

Additional Information about the Proposed Merger and Where to Find It chinadotcom and Ross have filed a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross expects to mail the proxy statement/prospectus to shareholders of Ross. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully because they contain important information about CDC Software and Ross. Investors and security holders can obtain free copies of the proxy statement/prospectus and other relevant materials, and any other documents filed by chinadotcom or Ross through the website maintained by the Securities and Exchange Commission at www.sec.gov. Investors and security holders of Ross are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.